ASPEN AEROGELS, INC.

30 Forbes Road, Building B

Northborough, Massachusetts 01532

September 16, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Jacqueline Kaufman

Re:	Aspen Aerogels, Inc.

Registration Statement on Form S-3

Filed September 10, 2021

File No. 333-259449 (the “Registration Statement”)

Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Aspen Aerogels, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Monday, September 20, 2021, at 4:00 p.m., Eastern Time, or as soon as thereafter practicable.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please contact Sahir Surmeli of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-3013 with any questions regarding this request.

Very truly yours,

ASPEN AEROGELS, INC.

/s/ John F. Fairbanks
John F. Fairbanks Chief Financial Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Sahir Surmeli, Esq.